Exhibit 99.1

ASX Announcement

Release Code: PRR

2 April 2013

PLANNED SHARE PURCHASE PLAN AND ENTITLEMENT OFFER OF LISTED OPTIONS; NOTICE OF EXTRAORDINARY GENERAL MEETING

Prima BioMed Ltd (“Prima” or “the Company”) is pleased to announce that it expects to offer existing eligible shareholders the following:

(a)	an opportunity to “top-up” their existing investment in the Company through a planned share purchase plan (“SPP”); and

(b)	an opportunity to participate in a planned rights issue (“Option Entitlement Offer”) to purchase options to acquire ordinary shares in Prima (“Options”).

It is intended for the new shares issued under the SPP to be eligible to participate in the Option Entitlement Offer when they are issued. Subject to spread requirements being met, the Options will be quoted on ASX as a new class of Prima security.

Details of the SPP

The Company intends to offer up to 150,000,000 new fully paid ordinary shares in Prima (“New Shares”) under the non-underwritten SPP to eligible shareholders to raise up to A$15 million. Each eligible shareholder will be entitled to subscribe for up to A$15,000 worth of New Shares (irrespective of the number of holdings) at an issue price of A$0.10 per New Share (“the Offer Price”) and will incur no brokerage and transaction costs.

Prima’s directors will participate in the SPP up to their maximum eligible entitlement. Prima will also call an extraordinary general meeting (“EGM”) to request shareholder approval to allow directors of the Company to subscribe for additional New Shares from any shortfall in subscriptions under the SPP in an amount beyond their SPP entitlement at the same terms as offered in the SPP, up to a maximum aggregate amount of A$2 million worth of New Shares. The details of the EGM will be set out in a Notice of General Meeting to be distributed to shareholders in the coming weeks.

In the event of a shortfall in subscriptions under the SPP, the Company may also place the New Shares from the shortfall to institutional and sophisticated investors at the same terms as offered under the SPP.

Participation in the SPP is optional and will be open to eligible shareholders, being shareholders of record as of 28 March 2013 whose registered address is in Australia, New Zealand or, at the Company’s absolute discretion, another jurisdiction in which it is lawful to make the SPP offer to them without a prospectus, disclosure document, product disclosure statement or any lodgement, filing, registration or qualification, in each case, under the securities laws of that jurisdiction.

If the total value of applications for New Shares (“Applications”) exceeds $15 million, Prima has the absolute discretion to increase the amount raised under the SPP or scale back Applications. In the event of a scale back occurring, the Company reserves the right to give priority to Eligible Shareholders who have applied for New Shares, on a ‘first come, first served basis’ or in any other manner it sees fit.

Full details of the SPP will be set out in a booklet containing the terms and conditions of the SPP (“SPP Booklet”) to be distributed to eligible shareholders when the offers under the SPP are made, which is expected to be on or after 11 April 2013.

It is important that each shareholder carefully review the SPP Booklet as well as all Company information as announced to the ASX. Shareholders should seek independent and qualified legal and/or financial advice before making an investment.

Details of the Option Entitlement Offer

Details of the Option Entitlement Offer, including the terms and pricing will be set out in a prospectus (“Prospectus”) to be distributed to eligible shareholders in the coming weeks. Currently it is intended that the Option Entitlement Offer be a non-renounceable offer of one Option for every four Shares held by eligible shareholders on the record date, and that the Options will have an issue price of 2 cents, an exercise price of 20 cents and an expiry date of four years after their issue date.

Participation in the Option Entitlement Offer is also optional and will be open to shareholders of the Company on the record date for the Entitlement Offer which is expected to be 13 May 2013 and whose registered address is in Australia or New Zealand or, at the Company’s absolute discretion, another jurisdiction in which it is lawful to make the Option Entitlement offer to them without a prospectus, disclosure document, product disclosure statement or any lodgement, filing, registration or qualification, in each case, under the securities laws of that jurisdiction.

It is important that each shareholder carefully review the Prospectus when it is made available and the information as announced to the ASX before making an investment. Shareholders also should seek independent and qualified legal and/or financial advice before making an investment.

Operational Update and Proposed Use of Funds

Prima has been very pleased with its progress in establishing a global supply chain to efficiently and cost effectively produce personalized immunocellular therapeutics. We are also very pleased with the ongoing progress of the CVac development program. Interim data from the CAN-003 trial demonstrate that CVac stimulates the right type of immune response in patients with ovarian cancer and indicate a positive trend in progression free survival for patients in remission. As advised, Prima intends to move forward with a phase 2 program in additional cancer indications in order to enhance the clinical and commercial attractiveness of the CVac franchise. Up to three phase 2 trials, as well as a number of other manufacturing optimization programs, are to be co-funded by the Saxony Development Bank in Germany.

To assist with building on this success, Prima would like to offer our current shareholders the opportunity to invest further in the Company through the SPP and Option Entitlement Offer designed to minimize the dilutive effects on our current shareholders.

The proposed uses of funds to be raised under the SPP and Option Entitlement Offer are as follows:

•	Co-fund up to three phase 2 trials of CVac in additional cancer indications and continue the ongoing clinical program;

•	Continue CVac manufacturing optimization programs to move toward a commercially successful and global product manufacturing platform; and

•	Provide general working capital for the Company and add security to the balance sheet.

This announcement shall not be construed as a solicitation to purchase securities under the SPP and/or the Option Entitlement Offer.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Further details on the Prospectus

The Prospectus will be made available when the Options are offered. The Prospectus will be made available after the Options Entitlement Offer is announced and copies can be obtained by calling the Company’s shareholder inquiry line on 1300 737 760 any time between 9.00am and 5.00pm (Sydney time) during the period from and including the date on which the Options Entitlement Offer opens until and including the date on which the Options Entitlement Offer closes. Offers of Options under the Options Entitlement Offer will be made in, or accompanied by a copy of, the Prospectus. Prospective investors should consider the Prospectus in deciding whether to acquire Options under the Options Entitlement Offer. Prospective investors who want to acquire Options under the Options Entitlement Offer will need to complete an application form that is in or accompanies the Prospectus.

Further details on the SPP

For further information about the SPP or how to apply please call the Company’s shareholder inquiry line on 1300 737 760 any time between 9.00am and 5.00pm (Sydney time) during the period from and including the date on which the SPP opens until and including the date on which the SPP closes.

Disclaimer

The information contained in this announcement does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of shares in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this announcement is not intended as financial advice. Moreover, none of the information in this announcement is intended as a prospectus within the meaning of the applicable laws of any jurisdiction and this announcement is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This announcement contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements.